Exhibit 99.9

(Agreement Number:     )

DISCLAIMER
THE NAME OF THE DISTRIBUTOR, THE PRICING OF THE MEDICAL DEVICES TO BE SOLD, AND THE IDENTITY AND LOCATION OF SUCH DISTRIBUTOR’S HOSPITAL CLIENTS HAVE BEEN REDACTED BECAUSE SUCH INFORMATION IS BOTH NOT MATERIAL AND THE TYPE OF INFORMATION THAT THE COMPANY TREATS AS PRIVATE OR CONFIDENTIAL

Baird (Suzhou) Medical Co., Ltd.

Dealer Distribution Agreement

2023

(Agreement Number:     )

The Dealer Distribution Agreement for Baird (Suzhou) Medical Co., Ltd. (hereinafter referred to as “this Agreement”) is signed by the following two parties:

Party A: Baird (Suzhou) Medical Co., Ltd.

Address: Fifth Floor, Building 7, Taicang Biological Port, No. 52 Yingang Road, Taicang Port Economic and Technological Development Zone, Suzhou City

Legal Representative: Wu Haimei

Contact Person:

Contact Information:

Mailing Address: Suite  B1709, China International Center, No.  33 Zhongshan 3rd Road, Yuexiu District, Guangzhou City

Tel: 020-82185926

E-mail:

Party B:

Address:

Legal Representative:

Contact Person:

Contact Information:

Mailing Address:

Tel:

E-mail:

(Party A and Party B are individually referred to as “Party” and collectively referred to as “Parties”)

Based on the principles of equality, voluntariness, good faith, and mutual benefit, both parties have reached and signed the following agreement through friendly negotiation regarding the distribution of the microwave therapy apparatus and microwave thermal coagulation ablation needle series products of Party A by Party B.

1.	Authorization and distribution qualifications

1.1.	Authorized Units: According to the negotiation between both parties, Party A authorizes Party B to sell the authorized products of Party A in the following hospitals: , , , , , and

1.2.	Authorized products: microwave therapy apparatus and microwave thermal coagulation ablation needle (manufacturer: Nanjing Changcheng Medical Equipment Co., Ltd. or Hunan Baird Medical Technology Co., Ltd., to be determined by Party A itself).

(Agreement Number:     )

1.3.	Authorized content:

Party A authorizes Party B to become the dealer of the authorized product within the authorized units specified in Article 1.1 of this agreement, and may issue an authorization letter to Party B to make Party B the exclusive dealer of the designated hospitals. During the term of this agreement, Party B shall have the right to engage in legal commercial activities for the sale of authorized products within the authorized units in the name of a dealer. Party B may designate a distributor with relevant medical device operation license to distribute the authorized products under this agreement, but the distributor must obtain prior written approval from Party A, and Party B must ensure that the distribution behavior must comply with laws and regulations and local special provisions. Otherwise, Party B shall bear all legal responsibilities and compensate for all losses caused to Party A. Furthermore, Party B shall ensure that the distributor complies with the policies and regulations set forth in this agreement.

1.4	Authorized Distribution Commitment

Party B must continuously hold a valid medical device operation permit during the process of distributing the authorized products of Party A, strictly comply with the requirements of relevant national laws and regulations, and must not engage in any illegal or irregular activities involving commercial fraud, bribery, etc. Otherwise, Party A has the right to immediately and unconditionally terminate this agreement and hold Party B accountable for corresponding legal responsibilities.

2.	Pricing Policy and Support

2.1.	Price

2.1.1.	The corresponding market guidance price for the authorized product ordered by Party B from Party A is detailed in Annex I.

2.1.2.	In order to maintain the orderly order of the market and the interests of hospitals and patients, the market guidance price of the authorized products shown on Annex I is the suggested minimum market transaction price for Party B to distribute the authorized products within the authorized units.

2.2.	Price Adjustment

2.2.1.	In order to respond promptly to market competition and changes, Party A has the right to make reasonable change to the delivery price of Party B. However, Party A shall inform Party B in writing at least fifteen (15) working days prior to the change.

2.2.2.	If there are any similar upgraded products in the future, their configuration and price will be agreed upon by both parties separately.

3.	Sales Targets and Policies

3.1.	The agreed price for the microwave thermal coagulation ablation needle is CNY per piece, the unit price for the microwave therapy apparatus 5DT is CNY per set, and the unit price for the microwave therapy apparatus 5AT is CNY per set. To demonstrate support for dealers, Party B can enjoy the following package options for their initial purchase.

Package Number	Hospital Grade	Total Package Price	Package Content
1	Level 2 and below
2
3	Level 3
4
5	Other
6
Note	The invoicing unit price of the equipment and microwave ablation needle in the package is adjusted by the company according to the tax policy, without affecting the actual selling price and total package price of the product.

(Agreement Number:     )

3.2.	Party B shall pay all the purchase package payment specified in this agreement within three (3) working days from the date of signing this agreement. After receiving the payment, Party A or its subsidiary shall issue an agency authorization of above terminal clients to Party B within three (3) working days. Before Party B pays the agreed payment to Party A, Party B has not obtained the exclusive dealer qualification of Party A and cannot enjoy the rights and benefits of an exclusive dealer. If Party B fails to pay the said payment within the agreed time, Party A has the right to terminate this agreement immediately.

3.3.	The first purchase payment and subsequent purchase payments shall be made by Party B by bank transfer to the following bank account designated by Party A:

Account Name:

Account:

Bank:

Bank Code:

Party A may change the receiving account by written notice.

3.4.	Party B agrees that the following sales targets shall be achieved from the date of signing this agreement: 200 pieces in the first quarter, 200 pieces in the second quarter, 200 pieces in the third quarter, and 200 pieces in the fourth quarter.

4.	Channel Protection

4.1.	Party A promises that it will not authorize other regional authorized dealers to sell authorized products within the hospitals authorized for Party B. If the authorized hospitals for Party B allow other regional dealers authorized by Party A to sell, Party A shall pay Party B a liquidated damage of 40% of the corresponding sales amount.

4.2.	Without special permission from Party A, Party B is not allowed to sell authorized products outside of the authorized hospitals. If there is any violation, Party B shall pay a liquidated damage of 40% of the corresponding sales amount and bear all the losses caused to Party A as a result. After receiving a written claim notice from Party A, Party B shall pay the liquidated damages and compensation amount to Party A within the time specified in the written notice. Party A also has the right to deduct the amount from Party B’s equipment procurement funds and/or sales incentive amount (if any). If Party B refuses to pay the liquidated damages and compensation for losses, Party A has the right to immediately terminate this agreement and continue to claim the liquidated damages from Party B.

4.3.	Party B shall not sell products (including but not limited to minimally invasive ablation products such as microwave ablation, cryoablation, radiofrequency ablation, and laser ablation) from competitive manufacturers of Party A that are similar to those of Party A, Otherwise, Party A has the right to unilaterally terminate this agreement and demand Party B to immediately pay a liquidated damage or deduct liquidated damage directly from the equipment procurement funds and/or sales incentive amount (if any) of Party B. The liquidated damage is 40% of the total sales amount of the products of Party A and products of competitive manufacturers of Party A similar to those of Party A that are sold by Party B.

5.	Business Policies and Support

5.1.	Party A shall maintain the corresponding inventory quantity to ensure timely supply to Party B within the specified time. If there are special order requirements or a large quantity of orders, Party B shall issue a purchase order to Party A one month in advance.

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5.2.	Party B shall submit to Party A the actual inventory data reflecting the actual sales situation and the sales ledger of each terminal client (subject to the invoice copies of the admission of the equipment to hospital) before the 7th day of each month (hereinafter referred to as “information feedback”), with a view to ensuring Party A’s accurate judgment of Party B’s market, and providing corresponding market support.

5.3.	If Party B fails to fulfill the obligation of information feedback in accordance with Article 5.2 of this Agreement, Party A has the right to suspend the authorization to Party B until Party B fulfills the obligation of information feedback as agreed.

5.4.	The statistical basis for Party A’s sales incentive policy (if any) shall be based on information feedback. If Party B fails to provide timely information feedback or has already enjoyed product price discounts, Party B will not be able to enjoy the relevant sales incentive policy introduced by Party A.

6.	Shipping

6.1.	Both parties agree that Party B shall sign a Purchase Order (or other equivalent purchasing agreement) with Party A or Party A’s designated subsidiary each time Party B places an order for authorized products after the signing of this agreement. The order shall specify the specific products to be purchased, the quantity to be purchased, the payment method, etc.

6.2.	Both parties agree to settle the payment by bank draft at sight or bank wire transfer, and shipment will be made upon receipt of payment. After receiving the payment and delivery notice from Party B for the authorized products that Party B has already paid for, Party A or its designated subsidiary is responsible for delivering the goods to Party B and ensuring that the products are delivered to Party B or shipped to the site designated by Party B in a timely and reasonably safe manner with quality and quantity guaranteed as required by the delivery notice. The freight and insurance fees shall be assumed by Party A or its designated subsidiary.

7.	Goods Received

7.1.	When Party B receives the authorized products ordered from Party A or its designated subsidiary, Party B shall issue a proof of receipt to Party A within three (3) working days. Within three (3) working days from the date of receipt, if Party B does not raise any written objections, it shall be deemed that the authorized products delivered by Party A or its designated subsidiary to Party B have passed acceptance inspection, and the product specifications, models, and quantities are correct.

7.2.	After the goods arrive at the site designated by Party B, Party B assumes full responsibility for the risk of the goods.

7.3.	If Party B has any objections to the authorized products ordered from Party A or its designated subsidiaries, it can submit them in writing to Party A, along with corresponding evidence of the objections, including but not limited to photos of damaged appearance, labels on the outer packaging, written proof from the carrier, etc. After both parties have confirmed in writing that there is a quality issue with the product, Party A is responsible for replacement. Party B is aware that once the goods are shipped, if there are no product quality issues, Party A is not responsible for any return or exchange obligations.

7.4.	The transportation and transportation insurance from the site designated by Party B to the end users shall be the responsibility of Party B, and the related expenses shall be assumed by Party B. At the request of Party B, Party A or its designated subsidiary will work with Party B to conduct acceptance inspection on the authorized products (excluding consumables) for Party B that are purchased by the end users. Party A’s obligation to cooperate shall not be deemed as exempting Party B from assuming all responsibilities after receiving Party A’s goods.

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7.5.	The acceptance site is the designated equipment installation site of the authorized product’s end users. Party B shall promptly notify the end users for acceptance inspection in accordance with the acceptance terms of the agreement with the end users. Party A or its designated subsidiary shall ensure that any problems arising during the acceptance inspection process shall be promptly handled in accordance with the manufacturer’s standard after-sales service regulations, except for equipment acceptance problems not caused by party A or its subsidiary.

7.6.	If any quality problems are found during the acceptance inspection process, Party B may request Party A or its designated subsidiary to exchange the corresponding products, except for acceptance problems caused by Party A or its subsidiary. No return will be accepted for other cases.

7.7.	After Party B signs and receives the authorized products ordered from Party A or its designated subsidiary, Party B shall set up a warehouse suitable for storing the authorized products.

7.8.	Party B shall provide full support and cooperation for Party A’s investigation work on Party B’s warehouse setup and inventory situation.

8.	Market Policies and Support

8.1.	Party A is responsible for providing comprehensive market support for Party B’s sales and promotion work, including actively organizing or participating in various types of exhibitions and academic exchange meetings and other sales promotion activities; Party B shall cooperate with Party A to actively participate in various types of market publicity activities, including participating in various types of exhibitions and academic conferences. If the party B’s client holds an academic exchange meeting, party B and party A will negotiate to sponsor it together. Party B may not negotiate with the client in the name of party A.

8.2.	If the party B’s client requests to go to the place of other clients of party A for training, visiting and communication, or invites other experts to the place of party B’s client for clinical guidance, party A shall assist party B personnel in handling relevant matters, but the related expenses shall be assumed by party B.

8.3.	Party A shall promptly provide the Party B with the latest industry dynamics information of its products and opinions beneficial to product sales, so that the Party B can adopt the most effective marketing promotion strategies and sales methods; The Party B is responsible for collecting market information related to competitive products, industry trends, etc., and communicating with Party A.

8.4.	Party A is responsible for producing and providing product introduction materials and bid support materials according to the needs of Party B’s market promotion. However, the writing of specific project bidding documents and the bidding process shall be primarily carried out by Party B, and Party A will give support and cooperation. Party B shall not produce or print product introduction materials or bidding support materials without authorization, and shall not use the trademarks of Party A and its subsidiaries for promotional activities without permission.

8.5.	Party A is responsible for the registration of the products involved in this agreement in the Chinese market for medical devices, and to effectively fulfill it.

9.	Technical Support and Services

9.1.	The after-sales maintenance service of the product is uniformly managed by Party A.

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9.2.	Party A is responsible for installing and commissioning the authorized products sold by Party B. During the warranty period, all losses caused by product quality issues shall be assumed by Party A or be repaired or replaced by Party A, except for those quality issues not caused by Party A.

10.	Confidentiality Clause

All parties to this Agreement promise that, unless it is necessary to apply for approval or filing procedures from the relevant government competent departments or related agencies in accordance with the relevant laws and regulations; or to disclose to a third party in order to fulfill the obligations or declarations and warranties under this Agreement; or with the prior written consent of the other party to the Agreement, any party to this Agreement (including its employees) shall be obliged to maintain confidentiality with respect to the matters under this Agreement, the financial, legal, company management, or other information related to the parties to this Agreement obtained for the purpose of this Agreement (including but not limited to authorized products’ prices, configurations, business processes, internal training and business development documents, phased development and incentive policies, etc.) (except for information obtained through public channels). Otherwise, the party obligated to maintain confidentiality shall have the right to demand compensation from the party in breach for any economic losses incurred as a result of the disclosure of the confidential information. This clause shall not be invalidated by the termination of this agreement.

11.	Compensation for damages

Either Party A or Party B may claim compensation from the default party for the damage suffered due to the fault of one party.

12.	Notification Method

Both parties confirm that the communication address recorded on the first page of this agreement is their true and valid mailing address. The official way of sending formal notices between Party A and Party B is by email, but when it comes to the rights and obligations of Party A or Party B, notices must be sent in writing by mail at the same time. The party shall be deemed to have fulfilled its obligation to serve the documents required by both parties by mailing, faxing, or delivering them directly to the address for communication. If the address changes, both Party A and B shall promptly notify each other in writing. Otherwise, the legal consequences arising from this shall be assumed by the party who fails to give notice.

13.	Force Majeure

If an uncontrollable, unavoidable, and unforeseeable force majeure event occurs, and the event directly affects the performance of this agreement or causes failure to perform the agreement according to the agreed conditions, the party encountering such force majeure shall promptly notify the other party and provide written proof of the event details and the reasons for the inability to perform this agreement within fifteen (15) days. Depending on the extent to which it affects the performance of this agreement, both parties shall negotiate to partially exempt the responsibility for performing this agreement or terminate this agreement.

14.	Responsibility for Breach of Contract

14.1.	After the agreement is signed, all parties shall strictly comply with it. Without consultation and agreement with the other party, no party shall change or terminate the agreement without authorization. If either party’s actions result in the inability to achieve the purpose of this agreement, such as one party unilaterally terminating the agreement, one party committing a serious breach, or one party violating relevant laws and regulations, which causes the agreement to be unable to continue to be performed, it shall be deemed as a unilateral breach. The default party shall pay the observant party a liquidated damage of 20% of the amount already sold under this agreement (including orders placed by Party A’s affiliates). If the liquidated damage is not sufficient to compensate for the losses caused by the default party’s actions, the observant party has the right of recourse, except as provided by law or as stipulated in this agreement for unilateral termination.

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14.2.	If Party B fails to make the payment in time, Party B shall pay liquidated damage to Party A at the rate of one thousandth of the overdue amount for each day of the overdue period. If the overdue period exceeds fifteen (15) days, Party A has the right to unilaterally terminate this agreement. Party B shall pay Party A a liquidated damage of 20% of the amount already sold under this agreement (including orders placed with Party A’s affiliates) and bear the losses caused to Party A as a result.

14.3.	Party B shall pay Party A a liquidated damage of 20% of the total sales amount (including orders placed with Party A’s affiliates) under this agreement and bear any losses caused to Party A if Party B fails to achieve the quarterly sales target specified in Article 3.4 of this agreement for any quarter in any given distribution year. Party A shall have the right to terminate this agreement. Party A reserves the right to make the final decision on the exercise of this clause.

15.	Measures after Termination of the Agreement

Regardless of the reason for the termination of this agreement, Party B shall return directly to Party A the products, parts, accessories, tools, drawings, information, etc. obtained from Party A at the request of Party A; if Party B’s own reasons lead to Party A’s exercise of the right to unilaterally terminate or Party B’s voluntary request to terminate the contract, Party A has the right to request Party B to return the equipment obtained through the discount package to Party A. After the termination of the agreement, Party B shall no longer sell Party A’s products within the authorized area of this agreement, and Party A has the right to sell its products within the authorized area of this agreement on its own or designate another party to do so.

16.	Dispute Resolution

Any and all disputes arising from or in connection with the execution of this Agreement shall be resolved through friendly negotiation by both parties; if no agreement can be reached through negotiation, either party shall have the right to bring a lawsuit to the people’s court at the site of Party A.

17.	Agreement’s Effective Conditions

This agreement shall come into effect upon the signature and seal of both Party A and Party B.

18.	Agreement’s Validity Period

This agreement is valid from January 1, 2023 to December 31, 2023. After the agreement expires, and both parties can renegotiate the renewal issue. Under the same conditions, Party A gives Party B the priority for contract renewal. After mutual consultation, both parties shall sign a supplementary agreement to confirm the new agreement’s validity period.

19.	Other

19.1.	This agreement is executed into 2 counterparts, one each for Party A and Party B and both copies have equal legal effect.

19.2.	This contract and its annexes constitute the entire agreement between the parties and supersede all prior understandings, memoranda, correspondence, and contracts between the parties. Any amendments to the terms and conditions, other than those signed and sealed in writing by both parties, shall have no binding effect on either party. The matters not covered in this agreement shall be separately agreed upon by both parties.

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19.3.	This annexes have the same legal effect as this agreement.

(The below is intentionally left blank, it is the signature and seal section of the Dealer Distribution Agreement for

Baird (Suzhou) Medical Co., Ltd.)

Party A: Baird (Suzhou) Medical Co., Ltd.

(Official Seal)

Legal representative/authorized representative: (Signature)

Date of signature: DD/MM/YY

Party B:

(Official Seal)

Legal representative/authorized representative: (Signature)

Date of signature: DD/MM/YY

Annex I:

               Market Guidance Price

Specifications and Models	Price (unit: ten thousand yuan)
XR-
XR-
XR-
XR-
XR-
XR-

(Agreement Number:     )

Annex II:

Anti-Bribery Commitment Letter

To Baird (Suzhou) Medical Co., Ltd.:

We hereby promise:

I. During the business dealings with your company, we will strictly abide by the relevant provisions of the Anti-unfair Competition Law and Criminal Law and other laws prohibiting commercial bribery, and also adhere to the relevant product sales or distribution agreements signed with your company, and resolutely reject corrupt and commercial bribery behavior.

II. Our company has been always following the principles of law-abiding and integrity during our business dealings with your company, and there has been no behavior that would harm the legitimate rights and interests of the country and your company.

III. During the business dealings with your company, our company and our employees are not allowed to give or receive any gifts, benefits, kickbacks, etc. in the name of the company or individuals. We are not allowed to participate in banquets, entertainment, or other consumption activities, and we are not allowed to make requests unrelated to business work.

IV. During the business dealings with your company, our company will not collude with any other suppliers, dealers, distributors, or partners of your company to gain unfair benefits.

V. Our company will manage sub-distributors (if any) in accordance with your company’s regulations, and confirm that the sub-distributors do not engage in any behavior that violates any applicable anti-corruption laws, and agree to be directly responsible for any commercial bribery or other improper behavior of the sub-distributors.

VI. Our company will consciously keep confidential matters private involved in the business process with caution.

Our company will abide by the above commitments and willingly accept your company’s supervision. If our company or our employees violate the provisions of this commitment letter, your company has the right to take corresponding measures to terminate the contract signed with our company and still in effect, and terminate the business cooperation depending on the severity of the breach.

This commitment letter shall come into effect as of the date when it is sealed.

Dealer (seal):

Legal representative (signature or seal):